CREDIT SUISSE GROUP Paradeplatz 8 CH-8070 Zurich	Phone Fax	+41 (0) 44 333 17 00 +41 (0) 44 333 17 90 www.credit-suisse.com renato.fassbind@credit-suisse.com

Dr. Renato Fassbind
Member of the Executive Board
Chief Financial Officer

                                                                                                        May 28, 2010

BY EDGAR AND BY HAND

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Credit Suisse Group AG Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 26, 2010 File No. 001-15244

Dear Mr. Gordon,

Credit Suisse Group AG (“Credit Suisse” or the “Group”) is writing in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 29, 2010 setting out comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Annual Report”), filed with the Commission on March 26, 2010.  For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

Form 20-F for the year ended December 31, 2009

Operating and financial review

Results overview

1.
          When discussing assets under management in future filings, please quantify the amount of assets that have been double counted.  We refer to the table in Note 35 to the consolidated financial statements of Credit Suisse Group.

Mr. Daniel L. Gordon
May 28, 2010

Response to Comment 1:

In accordance with applicable guidance, Credit Suisse presents assets under management in the operating and financial review (or “MD&A”) section of the annual report so as to reflect management’s view.  Accordingly, the MD&A presents assets under management for each of the operating segments that are managing the relevant assets, while assets from discontinued operations are separately disclosed at the Group level (see the tables and related disclosure on pages 90-92 of the 2009 Annual Report).  Assets under management for which we have investment discretion can be managed by more than one of our segments.  As we disclosed on page 92 of the 2009 Annual Report, discretionary assets are reported in the segment in which the advice is provided, as well as in the segment in which the investment decisions take place.  Assets managed by our Asset Management segment for clients of our Private Banking segment are reported in both segments, quantified in the table on page 91 of the 2009 Annual Report, and eliminated at Group level.

The “double counting” of assets under management disclosed in Note 35 to the Consolidated financial statements – Credit Suisse Group arises as a result of a Swiss annual financial reporting requirement, stipulated by our home country regulator, the Swiss Financial Markets Supervisory Authority (“FINMA”), that mandates specific disclosure of the volume of assets managed by Credit Suisse on a discretionary or advisory basis that are invested in mutual funds and other collective investment vehicles managed by Credit Suisse.  These assets under management are subject to more than one level of our asset management services, providing additional benefits to the client and additional revenues for the Group.  These assets under management are therefore included in the Note 35 line items “Assets in collective investment instruments managed by Credit Suisse” and “Assets with discretionary mandates” and can be considered “double counted”.  The specific requirement to identify the volume of assets under management subject to such “double counting” arises only in Switzerland as a result of FINMA regulations.

We believe that our current MD&A disclosures of assets under management are comparable to those of peer financial institutions and responsive to all applicable guidance.  However, in response to the Staff’s comment, we will supplement our existing MD&A disclosure in future filings by adding a cross-reference to Note 35 to the Consolidated financial statements – Credit Suisse Group of the 2009 Annual Report or its equivalent in future annual reports.

Fair valuations

2. Please tell us what entities were deconsolidated under US GAAP, and whether the deconsolidation was the result of disposal or change in accounting treatment.

Response to Comment 2:

As disclosed on page 61 of the 2009 Annual Report, one of the factors resulting in a decline in the level of our assets recorded as level 3 during 2009 was the deconsolidation of certain entities under U.S. generally accepted accounting principles (“US GAAP”).  During the fourth quarter of 2009, the governing documents of approximately 30 alternative investment limited partnerships in which a Credit Suisse entity serves as the general partner were amended with the consent of the

Mr. Daniel L. Gordon
May 28, 2010

limited partners to provide substantive kick-out rights (i.e., allowing for removal of the general partner without cause).  These changes resulted in the deconsolidation of these entities under ASC 810-20-25, and a resulting reduction in our level 3 assets of CHF 4.2 billion.  Also in the fourth quarter of 2009, we sold CHF 130.2 million of interests in certain collateralized debt obligations (“CDOs”).  The sale of these interests constituted trigger events under ASC 810-10-35-4 and resulted in the deconsolidation of an additional CHF 1.4 billion of level 3 assets.

In addition, over the course of 2009, we sold or reduced our ownership interests in a number of other entities, resulting in deconsolidations that are not reflected in our level 3 assets.  We have provided additional information with regard to certain of these deconsolidations in our response to comment 13 below.  Finally, we note that the assets held by certain of our consolidated entities decreased in 2009.

Asset Management

Results overview

3. We note that assets under management at year end were essentially flat compared to the end of 2008, but that average assets under management decreased 18.7%.  Please address the reason for this disparity, and discuss the impact of any known trends that may affect the level of assets under management in future periods.

Response to Comment 3:

We calculate average assets under management in our Asset Management segment on the basis of month-end balances.  During 2008, these month-end balances fluctuated between a high of CHF 572.2 billion and a low of CHF 411.5 billion, while in 2009 they fluctuated between a high of CHF 428.3 billion and a low of CHF 405.7 billion.  Average assets under management were CHF 514.9 billion in 2008 and CHF 418.4 billion in 2009, an 18.7% decrease.  Year-end assets under management were nearly the same at CHF 411.5 billion for 2008 and CHF 416.0 billion for 2009.  As can be seen from our results for these two years, there is not necessarily a direct correlation in the direction or volume of the change in average assets under management and that in assets under management at year-end over any given period, as any such correlation depends on the specific timing and volume of changes in the measure.

Fluctuations in average assets under management are generally attributable to market movements (changes in the value of the assets being managed), foreign currency-related movements and net new asset inflows and outflows.  As we disclosed on page 81 of the 2009 Annual Report, the effect that had a particular impact on this measure in our Asset Management segment in 2009 was positive market performance, which was mostly offset by the transfer of the segment’s managed lending business to our Investment Banking segment and the sale of two joint ventures (including the related assets under management).

Mr. Daniel L. Gordon
May 28, 2010

We are not aware of any current trends that would materially affect the level of our assets under management on average or at year-end.  If we become aware of any such trends in the future, we will discuss their impact in future filings.

Treasury management

Liquidity risk management

4. We note that you manage a sizeable portfolio of liquid assets, comprised of high grade bonds and cash, which serve as a liquidity buffer.  Please tell us and disclose in future filings the following additional information concerning your liquidity buffer:

●        Total assets by type of investment
●        Whether any portion of the assets have been pledged as collateral on either a mandatory or voluntary basis
●        The ease with which you could liquidate the non-cash assets
●        In a stressed environment whether this liquidity buffer is sufficient to meet your funding as well as your regulatory requirements.

Response to Comment 4:

The portfolio of liquid assets that serves as our liquidity buffer consists solely of cash and securities accepted under central bank facilities that were comprised of the following as of December 31, 2009:

Type of investments as of December 31, 2009	Amount (in CHF billions)
Cash & Government Bonds	66
Fixed Income	38
Convertibles / Equities	31
Total	135

All of the investments reflected in the table above are Primary Dealer Credit Facility/central bank eligible assets and the amount was recorded at fair value.  None of these assets have been pledged as collateral on either a mandatory or voluntary basis.  We believe that in a “crisis scenario” (as explained in more detail in the following paragraph), we could liquidate cash and government bonds within seven days and all of the remaining assets within 30 days.  Our liquidity buffer is designed to ensure that we meet both our internal liquidity needs and the liquidity requirements set by our regulators in times of stress, whether caused by market events or issues specific to Credit Suisse, and we constantly monitor our liquidity buffer with respect to both sets of requirements.

As disclosed in our Financial Report for the first quarter of 2010, as filed with the Commission on Form 6-K, we recently revised the presentation of our liquidity buffer to reflect the “haircuts” on asset fair values implicit in any scenario assuming their monetization during a crisis.  This revised presentation is designed to reflect new liquidity principles that we have agreed with FINMA in consultation with the Swiss National Bank to ensure that the Group and Credit Suisse AG

Mr. Daniel L. Gordon
May 28, 2010

have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis scenario for designated periods of time.  The principles will be in effect as of the end of the second quarter of 2010.  The crisis scenario assumptions include global market dislocation, large on- and off-balance sheet outflows, no access to unsecured wholesale funding markets, a significant withdrawal of deposits, varying access to secured market funding and the impacts from fears of insolvency.  The principles aim to ensure we can meet our financial obligations in such a crisis scenario for a minimum of 30 days, take into consideration both quantitative and qualitative factors, and require us to address the possibility of emergency funding costs as we manage our capital and business.  The principles also call for additional reporting to FINMA and may be modified to reflect the final Basel Committee on Banking Supervision liquidity requirements once those are adopted.

Consolidated financial statements – Credit Suisse Group

Consolidated statements of cash flows

5. Please revise your statements of cash flows in future filings to reconcile cash flows from operating activities to net income, without an adjustment for net income (loss) attributable to noncontrolling interests.  Refer to ASC 230-10-45-28.

Response to Comment 5:

We will revise our statements of cash flows in future filings to reconcile cash flows from operating activities to net income, without an adjustment for net income (loss) attributable to noncontrolling interests.

Note 1 – Summary of significant accounting policies

Commissions and fees

6. We note from your disclosure in the Operating and financial review section that performance fees and carried interest increased relating to the management of the PAF.  Please quantify the amount of fees earned from management of the PAF, and clarify your basis for recognizing fees on assets managed internally as part of your compensation structure.

Response to Comment 6:

The Asset Management segment recognized asset management and performance fees relating to the management of the Partner Asset Facility (“PAF”) of CHF 73.6 million in 2009 (the performance fees are included in the supplemental revenue line Performance fees and carried interest).  The assets underlying the PAF are managed by employees of this segment on behalf of Credit Suisse and current and former employees of Credit Suisse that participate in the PAF, which is described in detail on pages 173 and 254 of the 2009 Annual Report.  The costs (including compensation paid to the individuals performing the management services) associated with this management activity are also reported in the Asset Management segment.  As these PAF-related fees are paid for internally managed assets, they are eliminated in consolidation in the Corporate Center.

Mr. Daniel L. Gordon
May 28, 2010

Note 5  – Segment information

7. Please clarify in future filings why a negative asset amount is allocated to the Corporate Center segment.

Response to Comment 7:

Note 5 to the Consolidated financial statements – Credit Suisse Group on page 225 of the 2009 Annual Report indicates that CHF 161.8 billion of negative assets were allocated to our Corporate Center as of year-end 2009.  As we disclosed on page 224 of the 2009 Annual Report, the Corporate Center includes parent company operations such as Group financing, projects sponsored by the Group and certain other expenses that have not been allocated to our segments.  Under our central treasury model, Group financing results in the creation of assets and liabilities between our segments when the Group borrows from the public markets or accepts deposits from customers and then on-lends the funds to our segments.  The elimination of these assets and liabilities occurs in the Corporate Center.

In future filings we will add a footnote to the total assets metrics line in the Results overview table (pages 88-89 of the 2009 Annual Report) that summarizes the reason for the negative asset amounts presented for the Corporate Center.

Note 17 – Loans

8. Please quantify the amount of impaired loans that are held at fair value on your balance sheet and/or are collateral dependent in future filings.

Response to Comment 8:

In the Loans table appearing on page 131 of our 2009 Annual Report, we disclosed that the amount of gross loans that we have reported at fair value totaled CHF 36.2 billion at December 31, 2009.  We do not believe that quantifying the amount of impaired or collateral dependent loans for loans that are measured at fair value is appropriate for our disclosure, as the concepts of impaired and/or collateral-dependent loans are applicable to an incurred loss model rather than a fair value model.  In addition, we note that a fair value measurement model such as ours is designed to reflect not only expected losses, but also incurred losses as implied by market prices and other inputs when the loans are marked to fair value.  In footnote 4 to the table referenced above, we make clear that the loan metrics that are reported in that table exclude loans carried at fair value, as we believe that including fair valued loans in such metrics would be potentially misleading and of only limited value to investors.  We note as well that ASC 310-10-35-13 specifically excludes loans measured at fair value from the scope and disclosure requirements of ASC 310.

Mr. Daniel L. Gordon
May 28, 2010

9. We note that there were significant fluctuations in the components of your allowance for loan losses for the periods presented.  In future filings, please fully explain the reasons for changes in each of the components of the allowance, so that a reader can understand how changes in risks in the portfolio during each period relate to the allowance for loan losses established at year end.  In that regard, please quantify and explain:

●         How changes in loan concentrations, quality and terms that occurred during the period are reflected in the allowance,
●         How changes in estimation methods and assumptions affected the allowance,
●         Why reallocations of the allowance among different parts of the portfolio or different elements of the allowance occurred,
●         How actual changes and expected trends in nonperforming loans affected the allowance,
●         How actual changes and expected trends in risks associated with cross border loans affected the allowance, and
●         How the level of your allowance compares with historical net loss experience.

Response to Comment 9:

As disclosed in the Loans table appearing in Note 17 to the Consolidated financial statements – Credit Suisse Group on page 234 of the 2009 Annual Report, our allowance for loan losses decreased from CHF 1,639 million at December 31, 2008 to CHF 1,395 million at December 31, 2009.  The Allowance for loan losses table in the same note details changes in the components of the allowance for the relevant periods, and each of these disclosures is repeated in similar detail in the Loans table appearing on page 131 of the 2009 Annual Report.  In the MD&A discussion for both our Private Banking and Investment Banking segments, we have quantified each segment’s provision for credit losses and described each of the material drivers affecting such provisions for each of the periods presented (see pages 68 (Private Banking) and 77 (Investment Banking) of the 2009 Annual Report).

We believe that our allowance for loan losses does not represent a material portion of our total balance sheet, as the allowance was equal to less than 1% of our gross loans at both year-end 2008 and year-end 2009.  We also note that our loan metrics, as disclosed in the Loans table appearing on page 131 of the 2009 Annual Report, have remained essentially stable for the periods presented, with a ratio of allowance for loan losses to total non-performing and non-interest-earning loans of 85.7% at year-end 2008 and 85.4% at year-end 2009, while the ratio of allowance for loan losses to gross impaired loans was 60.1% at year-end 2008 and 60.7% at year-end 2009.

Accordingly, we do not believe that additional disclosure regarding our allowance for loan losses is required to provide investors with a full and complete understanding of our financial position or results of operations.  We will, of course, consider providing such additional disclosure in future filings if circumstances change so as to render such disclosure necessary in the then-current context.

To respond to the specific questions raised by the Staff, we note that a substantial portion of our allowance for loan losses represents specific allowances for individual loans calculated under ASC 310-10-35.  We calculate the specific allowance based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk.  For our general reserve, we

Mr. Daniel L. Gordon
May 28, 2010

use a methodology that applies Standard & Poors long-term historical default rates by ratings category to the non-impaired loan portfolio.  This approach, now comprising a 21-year period of historical loss experience, provides a through-the-cycle allowance.  The estimation methods and assumptions used for the general reserve for our loan portfolio have been consistently applied since we adopted US GAAP in 2004.  We generally do not have reallocations of allowance among the different parts of the portfolio.

While we consider qualitative adjustments to our allowance methodology to reflect actual changes and expected trends in nonperforming loans, we do not believe that further adjustments for our loan portfolio are necessary. We have consistently employed a methodology of using long-term historical default rates. We note that the allowance does not take into account credit mitigation tools, including credit default swaps, because the allowance is calculated on gross loan exposures.

With regard to our general reserve allowance methodology for cross border loans, we use the same internal ratings approach across all countries, including emerging market countries, with the exception that our internal counterparty credit ratings are capped by the rating of the relevant sovereign of the country where the counterparty is located.

The level of our allowance for loan losses compares favorably to our historical net loss experience. The allowance has been greater than losses or write-offs in any single year during the most recent credit crisis, as disclosed on page 458 of the 2009 Annual Report.

10. We note that you experienced a significant increase in charge-offs during 2009.  Please enhance your disclosure surrounding how the trend of increasing charge-offs has impacted, or is expected to impact, the allowance.  For example, consider disclosing the triggering events or other circumstances that impact the timing of when an allowance is established and how the increasing level of charge-offs is factored in the determination of the different components of the allowance.

Response to Comment 10:

As disclosed in the Loans table appearing on page 131 of the 2009 Annual Report, our gross write-offs increased from CHF 230 million at December 31, 2008 to CHF 674 million at December 31, 2009.  However, as noted in our response to the previous comment, our allowance for loan losses decreased over the same period, from CHF 1,639 million at December 31, 2008 to CHF 1,395 million at December 31, 2009.  In the disclosure preceding the Loans table, we discussed the triggering events or other circumstances that impact the timing of when a write-off is recorded, noting that: “Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal.  Write-offs occur due to the sale, settlement or restructuring of a loan, or when uncertainty as to the repayment of either principal or accrued interest exists.”  As noted in our response to the previous comment, in the MD&A discussion for both our Private Banking and Investment Banking segments, we have also quantified each segment’s provision for credit losses and described each of the material drivers affecting such provisions for each of the periods presented (see pages 68 (Private Banking) and 77 (Investment Banking) of the 2009 Annual Report).  Finally, we believe that our write-offs for the periods presented were relatively modest, both in comparison to those of many of our peer financial institutions and in the context of the severe market disruptions.

Mr. Daniel L. Gordon
May 28, 2010

Accordingly, we do not believe that additional disclosure regarding our write-offs is required to provide investors with a full and complete understanding of our financial position or results of operations.  We will, of course, consider providing such additional disclosure in future filings if circumstances change so as to render such disclosure necessary in the then-current context.

Note 29 – Derivatives and hedging activities

11. Please disclose the location and fair value amounts of all derivative instruments reported in the statement of financial position.  Refer to ASC 815-10-50-4A.

Response to Comment 11:

The disclosure required by ASC 815-10-50-4A is provided in the “of which” reported amounts that appear at the bottom of the table “Fair value of derivative instruments” in Note 29 to the Consolidated financial statements – Credit Suisse Group on page 270 of the 2009 Annual Report.  Additional qualitative information with respect to our accounting for derivatives and where they are recognized on the balance sheet is disclosed in Note 1 to the Consolidated financial statements – Credit Suisse Group on pages 208-10 of the 2009 Annual Report.  At year-end 2009, derivatives in the following amounts were reported in the associated statement of financial position captions:

Financial statement caption:	Amount (CHF billions)
Trading assets	55.1
Trading liabilities	56.5
Other assets	2.0
Other liabilities	1.2

Disclosures relating to contingent credit risk

12. Please tell us and disclose in future filings the specified credit rating that you must maintain pursuant to derivative contracts and whether you are currently compliant with the contract in that regard.

Response to Comment 12:

Certain of the Group’s derivative instruments contain provisions that require it to maintain a specific credit rating.  If our rating falls below the rating specified in the contract, the counterparties to the agreements could request additional collateral.  Certain derivative contracts also provide for the termination of the contract, generally upon a downgrade of either the Group or

Mr. Daniel L. Gordon
May 28, 2010

the counterparty, at the existing mark-to-market of the derivative contract.  The specific credit rating required to be maintained under these derivative instruments varies.  We were at year-end 2009, and are currently, compliant with the requirements to maintain a specific credit rating under these derivative instruments, and will include such disclosure in future filings.

Note 31 – Transfers of financial assets and variable interest entities

Variable interest entities

13. We note that assets and liabilities of consolidated VIEs have decreased significantly from 2008 levels, while assets of nonconsolidated VIEs have increased.  Please tell us the reason for the change.  If the variation in reported amounts is the result of certain VIEs being deconsolidated during 2009, please provide the disclosure required by ASC 810-10-50-12(b).

Response to Comment 13:

As disclosed in the tables appearing in Note 31 to the Consolidated financial statements – Credit Suisse Group on page 290 of the 2009 Annual Report, total assets of consolidated VIEs decreased by CHF 11.7 billion during 2009 to CHF 8.8 billion at December 31, 2009, compared to CHF 20.5 billion at December 31, 2008.  CHF 10.4 billion of the overall decrease was attributable to deconsolidations under ASC 810-20-25 (as discussed in our response to Comment 2) and disposals that either resulted in the sale of our entire position in the VIE or the sale of variable interests that resulted in deconsolidation as a result of the reconsideration event.  The remainder of the decrease reflected decreases in the value of assets of VIEs consolidated for both reporting periods.

Similarly, as disclosed in the tables on page 291 of Note 31, total assets of non-consolidated VIEs also decreased over the same period, from CHF 217.7 billion at year-end 2008 to CHF 150.7 billion at year-end 2009.  The decrease in total assets of non-consolidated VIEs was mainly due to entities in the Funds and CDO categories no longer being included in the 2009 disclosure population as a result of the disposal of our interests in these entities during the course of the year or, in the case of the Funds, the liquidation of the relevant entities.

Commercial paper conduit

14. We note from your disclosure that the FVOD transaction was designed to offset a significant portion of the volatility in credit spread movements on Credit Suisse vanilla debt.  However, you also disclose that the USD 8 billion loaned to Alpine was the result of an obligation under an existing liquidity agreement.  Please clarify the primary purpose of the FVOD transaction to us and in future filings.  Please also clarify your basis for reversing, then amortizing, fair value gains in Q1 2009, citing relevant accounting literature.

Response to Comment 14:

All gains or losses in the fair value of plain vanilla debt for which we elected fair value accounting were recorded in the period incurred in accordance with US GAAP and substantially all

Mr. Daniel L. Gordon
May 28, 2010

such gains and losses through the first quarter of 2009 were included in the results of the segments. The FVOD transaction entered into in April 2009 had dual purposes: (1) to offset a significant portion of the volatility of the volatility in credit spread movements on this Credit Suisse vanilla debt carried at fair value and (2) to fund our obligations under existing liquidity agreements.

As disclosed on page 54 of the 2009 Annual Report, in the FVOD transaction we made loans, which we carry at fair value, to Alpine Securitization Corp. (“Alpine”), a multi-seller commercial paper conduit administered by Credit Suisse.  Credit Suisse does not have any ownership interest in Alpine.  Following the FVOD transaction, the aggregate gains on this Credit Suisse debt recognized since we elected fair value treatment through the end of the first quarter 2009 of approximately CHF 6.9 billion were to be reversed and charged to the segments on a straight-line amortization basis over a period of several years, and the difference between this amortization and the net impact on valuation adjustments on this Credit Suisse debt from changes in credit spreads was to be included in the results of our Corporate Center.

As noted in Note 31 to the Consolidated financial statements – Credit Suisse Group on page 289 of the 2009 Annual Report, Alpine was consolidated under ASU 2009-17 as of January 1, 2010, and the FVOD transaction was eliminated upon consolidation.  As disclosed on page 60 of the 2009 Annual Report, after the consolidation of Alpine, the remaining net gains on Credit Suisse debt of CHF 1.5 billion will continue to be charged to the segments on a straight-line amortization basis.  Any difference between this amortization and the valuation adjustments on this Credit Suisse debt from changes in credit spreads will continue to be included in Corporate Center.

As one of the purposes of the FVOD transaction was to reduce the volatility of the changes in credit spreads for Credit Suisse debt carried at fair value, management believed that the FVOD transaction provided an opportunity to present the reversal of previously recognized cumulative gains on a straight line basis over time in the business segments, with any difference from the straight line amortization due to actual changes in fair value being recognized in the Corporate Center.  This presentation better reflected how Credit Suisse manages the segments and the ongoing results of the segments by including the volatility associated with changes in the fair value of such Credit Suisse debt in the Corporate Center.

Note 36 – Litigation

15. Given the volume and magnitude of ongoing and recently settled litigation, please consider providing a rollforward of your litigation reserves similar to the schedule required by Rule 12-09 of Regulation S-X.

Response to Comment 15:

In determining the appropriate accruals and disclosures related to litigation and other legal proceedings, including their timing and any adjustments, Credit Suisse considers whether the amounts in question are probable and reasonably estimable, as required by ASC 450-20-50-4 (“ASC 450”).  The Group records loss accruals for all litigation matters meeting the ASC 450 criteria of a probable loss and for which the loss amount, or minimum amount, can be reasonably estimated.  The amount of those accruals is based on management’s assessment of the nature and probable

Mr. Daniel L. Gordon
May 28, 2010

timing of the resolution of such matters and its reasonable estimate of the amounts for which they were likely to be resolved, including any costs, in each case as of the relevant balance sheet dates.  The Group disclosed the nature of all significant litigation matters on pages 464 to 468 of the 2009 Annual Report and noted that, while we believe, based on currently available information and the advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition, they might be material to our operating results for any particular period, depending, in part, upon the operating results for such period.  Our disclosure also states our belief that the reasonably possible losses relating to each of the litigation matters in excess of our provisions are either not material or not estimable.

It is Credit Suisse’s policy to include specific quantitative and qualitative disclosure on our litigation-related reserves and changes in such reserves (whether positive or negative) in our annual report on Form 20-F and in the quarterly financial reports that we file with the Commission on Form 6-K whenever we believe such information is significant to the results of the Group and/or one of its reporting segments for the relevant reporting period, and therefore necessary in order to provide investors, analysts and regulators with a clear understanding of the results of operations, financial position and liquidity of the Group.

We have not provided a roll-forward of our litigation reserves in our periodic reports, as we do not believe that such a schedule is required by any of Item 8 of Form 20-F, ASC 450 or Regulation S-X.  Unlike the disclosure about the nature of each significant litigation matter, we believe that a litigation reserve schedule would not be particularly helpful to investors’ understanding of our results of operations, financial position or liquidity.  We also note that few, if any, of our peer financial institutions that report under US GAAP include such a schedule in their financial reports.  We acknowledge that this subject is among those currently under discussion by the Financial Accounting Standards Board (“FASB”) in its review of disclosures about certain loss contingencies, and we are closely monitoring the FASB process.  We will, of course, comply with any applicable guidance in this regard that FASB may issue at the conclusion of such process, and will also continue to monitor and evaluate the reporting practices of our peer financial institutions.

Statistical information

16. We note that you have entered into repurchase and reverse repurchase transactions accounted for as collateralized borrowings.  For both repurchase transactions (borrowings) and reverse repurchase transactions (receivables), for each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase and reverse repurchase transactions outstanding during the quarter and the amount of these repurchase and reverse transactions outstanding as of the end of each quarter.  To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why.  In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

Mr. Daniel L. Gordon
May 28, 2010

Response to Comment 16:

Credit Suisse accounts for all of its repurchase agreements as collateralized financings, and, in response to the Staff’s request, the table below, which we are providing supplementally, quantifies the average quarterly balance, period-end balance and maximum balance at any month-end of such agreements for each quarter in the last two years.

Credit Suisse Group AG Repurchase Agreements accounted for as Collateralized Financings (in CHF millions)
Quarter Ending	Average Balance*	Period-end Balance	Maximum Balance at any month-end during the Period
March 31, 2008	286,692	213,414	366,540
June 30, 2008	304,993	219,705	397,578
September 30, 2008	310,543	244,474	416,231
December 31, 2008	248,458	211,002	274,748
March 31, 2009	226,910	224,903	244,557
June 30, 2009	209,334	192,716	214,119
September 30, 2009	184,323	167,719	196,934
December 31, 2009	166,080	163,615	169,921

* The average balance is calculated as the arithmetic average of the balances as of the end of each of the three months in the quarter and the quarter’s opening balance.

The table below, which we are providing supplementally, quantifies the average quarterly balance, period-end balance and maximum balance at any month-end of reverse repurchase agreements for each quarter in the last two years.

Credit Suisse Group AG Reverse Repurchase Agreements accounted for as Collateralized Lending (in CHF millions)
Quarter Ending	Average Balance*	Period-end Balance	Maximum Balance at any month-end during the Period
March 31, 2008	201,033	166,883	228,693
June 30, 2008	204,789	171,998	245,718
September 30, 2008	210,230	184,016	258,513
December 31, 2008	196,722	158,874	235,660
March 31, 2009	161,632	157,771	170,317
June 30, 2009	154,047	149,747	157,650
September 30, 2009	138,207	130,255	140,366
December 31, 2009	131,056	120,950	136,649

* The average balance is calculated as the arithmetic average of the balances as of the end of each of the three months in the quarter and the quarter’s opening balance.

Mr. Daniel L. Gordon
May 28, 2010

Credit Suisse’s management of its financial resources includes limits allocated on various metrics that are designed to maximize returns while managing risk.  Balance sheet usage and risk-weighted asset limits are set by our Capital Allocation and Risk Management Committee, a committee that includes the Chief Executive Officers of the Group and the segments, the Chief Financial Officer, the Chief Risk Officer and the Treasurer.  While we monitor limits on a daily basis for risk management purposes, balance sheet limits allocated to the segments were set as quarter-end requirements for 2008.  In 2009, balance sheet limits were set as the average of month-end balances each quarter, reflecting our client flow, capital-efficient strategy and leverage ratio requirements to be phased in by 2013.  Within the Investment Banking segment, these balance sheet limits were implemented as month-end requirements and, consistent with our strategy, balance sheet limits were reduced in 2009.  The lower balances resulted in a decrease in repurchase agreements used to finance those assets.

Sales, trading and capital markets activity during any given quarter, and related asset balances, reflect both market opportunities and the impact of allocated balance sheet and risk-weighted asset limits.  Any related collateralized financings of these assets fluctuate similarly.  Accordingly, average and maximum month-end balances in any given quarter tend to be above the quarter-end balances.  In addition, matched book trades, under which securities are purchased under agreements to resell and are simultaneously sold under agreements to repurchase with comparable maturity terms, also contribute to asset balances of repurchase agreements accounted for as collateralized financings.  These matched book trades, on which Credit Suisse earns a spread and which Credit Suisse believes are relatively risk free, can be executed to mature at dates other than quarter-end, contributing to higher balances during any given quarter than at quarter end.

We do not believe that the inclusion in future filings of the supplemental information provided above is necessary in order to provide investors with a full and complete understanding of our financial position or results of operations.  We will, of course, consider providing such additional disclosure in future filings if circumstances change so as to render such disclosure necessary in the then-current context.  We will also monitor the practice of our peer financial institutions in this respect and adjust our disclosure in future filings as needed to remain within industry standards.

Legal proceedings

17.	Please quantify the estimated range of loss for each of your legal proceedings in future filings, if applicable, or state that a range of loss cannot be estimated. Refer to ASC 450-20-50-4.

Mr. Daniel L. Gordon
May 28, 2010

Response to Comment 17:

We describe our general policy with regard to our reporting of loss accruals for litigation matters in our response to Comment 15.  In particular, we have disclosed the nature of all significant litigation matters in the 2009 Annual Report (see pages 464 to 468), and noted that while we believe, based on currently available information and the advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on our financial condition, they might be material to our operating results for any particular period, depending, in part, upon the operating results for such period.  Our disclosure also states our belief that the reasonably possible losses relating to each of the litigation matters in excess of our provisions are either not material or not estimable.

We believe that it may be helpful to provide the Staff with a supplemental description of our litigation reserve review process, particularly as it relates to the ability to estimate potential losses.  Credit Suisse undertakes a quarterly litigation reserve review process.  In that process, threatened or pending litigation exposures faced by the firm are analyzed under US GAAP and, to the extent an exposure is probable and reasonably estimable, a litigation reserve covering legal costs of defense, or liability exposure, as appropriate, is established.  If a significant event occurs intra-quarter, Credit Suisse evaluates such event under US GAAP and establishes or adjusts its reserve, as appropriate.

Given that legal costs begin to run early in the life of a litigation matter, it is often possible to quantify the probable and reasonably estimable costs associated with the matter with some degree of foreseeability and, therefore, legal cost reserves are established earlier in the course of the litigation.  By contrast, liability exposure may not be probable and reasonably estimable until much later in the litigation.  For example, it may not be possible for management to estimate with any reasonable degree of accuracy the liability exposure until it has become clear (i) what claims, if any, will survive dispositive motion practice,  (ii) the extent of the claims (particularly when damages are not specified or are indeterminate), (iii) how testimonial and written discovery alters the assessment of a case’s strengths and weaknesses, (iv) the litigation or settlement posture of other parties and (v) other factors.  It is therefore frequently the case that the liability exposure or range for such exposure cannot be established with any reasonable degree of accuracy until the particular litigation is more developed.  An exception to that general rule, however, may occur where certain firm offers of settlement are made, thereby causing the need, under US GAAP, for a reserve to be established.

We remain concerned about the potential disadvantages of the disclosure of accruals or reasonably possible loss ranges for individual litigation matters.  Such disclosure could be relevant information for an adversary in litigation and could be inconsistent with attorney-client privilege, which could lead to increased losses for the Group.  We understand that the FASB is considering these concerns in its review of disclosures about certain loss contingencies.

*           *           *

Mr. Daniel L. Gordon
May 28, 2010

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon
May 28, 2010

The Group hopes that its responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Chief Accounting Officer, in Zurich at 011-41-44-333-1968, Eric Smith, Co-Head of Accounting Policy, in New York at 212-538-5984 or me in Zurich at 011-41-44-333-1700.

Very truly yours,

CREDIT SUISSE GROUP AG

/s/ Renato Fassbind
Renato Fassbind
Member of the Executive Board
Chief Financial Officer

cc:       Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

Peter F. Weibel
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

Rudolf A. Bless
Chief Accounting Officer
Credit Suisse Group AG

Eric Smith
Co-Head of Accounting Policy
Credit Suisse Group AG

Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP